SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

SONY CORPORATION
(Translation of registrant’s name into English)
7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ Teruhisa Tokunaka
(Signature)

Teruhisa Tokunaka

Executive Deputy President and Chief Financial Officer

Date: January 29th, 2003

List of materials

The following documents attached hereto, relating to Sony Communication Network Corporation, were not filed at the end of their respective periods.

i)	Press Release regarding Sony Communication Network Corporation’s Financial Results for the Fiscal Year ended March 31st 2002.

ii)	Press Release regarding Sony Communication Network Corporation’s Financial Results for the First Quarter of the Fiscal Year ending March 31st 2003.

iii)	Press Release regarding Sony Communication Network Corporation’s Financial Results for the Second Quarter and First Six Months of the Fiscal Year ending March 31st 2003.

SONY	6-7-35 Kita-shinagawa
News & Information	Shinagawa-ku Tokyo, 141-0001 Japan

No: 02-014E
Date: April 25, 2002

Subsidiary Tracking Stock
Sony Communication Network Corporation
Financial Results For the Fiscal Year Ended March 31, 2002

Sony Communication Network Corporation (hereinafter, the “SCN Group”), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the fiscal year ended March 31, 2002 (the period from April 1, 2001 to March 31, 2002).

Summary of Consolidated Results

The following is a summary of the SCN Group’s consolidated results for the fiscal year ended March 31, 2002. These results are based on the generally accepted accounting standards of Japan.

Consolidated Results for the Fiscal Year

			(Millions of Yen)
	Year ended March 31
	2001		2002		Change (%)
Sales	¥34,688		¥33,151		(4.4)
[Excluding Sales of AIBO]	[27,474	]	[33,151	]	[+20.7	]
Operating income (loss)	100		(1,707)		—
Ordinary loss	244		2,559		—
Net loss	499		2,101		—

Summary of Consolidated Operations

As of February 2002, the number of Internet users in Japan had passed 22 million, according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications. Also, the number of broadband users with dedicated connections had sharply increased, with the number of ADSL lines as of the end of March 2002 being 2.3 million.

Under these conditions, due to factors such as new competitors entering the market for ADSL connection services in the first half of the fiscal year, price competition was fierce as providers aimed to expand their ADSL subscriber bases.

The SCN Group started offering ADSL services with the new “So-net ADSL” 1.5M service from August 2001 and the 8M service from September 2001. Thanks to aggressive measures including marketing such as television campaigns and sales promotions at volume retailers, the number of broadband So-net users at the end of March 2002 was approximately 250,000. (This included users of such services as “Flets” which is operated by NTT East and NTT West Companies.) The total number of SCN Group subscribers was 2.24 million as of March 2002, including “JustNet” members of WebOnline Networks, Ltd. (hereinafter “WON”), which became a 100% subsidiary in October 2001.

Furthermore, in the areas of content and e-commerce, subsidiaries, which were mainly established during the previous fiscal year, and affiliated companies, began full-scale operations.

At So-net Sports.com Corp. and So-net Be Media Corp., the SCN Group undertook to offer content across platforms. This included offering CS (communication satellite) broadcast programming as broadband content for the Internet and mobile phones.

Drivegate Inc., which operates a website related to used cars, worked to establish a business model that focuses on revenue generated from used car advertisements. In an environment of tough competition with other used car websites and paper media such as magazines, Drivegate Inc. aimed to raise its brand-name recognition through expenditures for marketing and advertising such as television commercials. This resulted in greater losses.

So-net M3 Inc., which offers a platform in the area of medical health care, achieved profitability during the year under review. While working to expand its operations through the acquisition of business from WebMD Corporation, which operates a medical-related website, So-net M3 Inc. smoothly increased its results through such offerings as “MR kun,” which 8 companies had adopted as of March 31, 2002.

Label Gate Co., Ltd., which offers a platform for digital distribution of music and in which 17 record labels have invested, is steadily adapting for an environment in which music is digitally distributed. With the expansion of a broadband environment such as ADSL, the number of downloads has been steadily increasing. However, from a profitability viewpoint, because conditions have continued to be severe, Label Gate Co., Ltd. will strive towards business expansion.

DeNA Co., Ltd., which has developed a web-based auction business, has tied up with various portal site companies and ISPs and is aggressively expanding its business by increasing the number of users and exhibited products.

Skygate Co., Ltd., which offers web-based sales of traditional discount airline tickets has been impacted by the moderation in overseas travel since the terrorist attacks in the United States in September 2001.

Under these conditions, consolidated sales of the SCN Group in the fiscal year ended March 31, 2002 decreased by 4.4% compared with the previous year to 33,151 million yen, including the sales of WON which became a 100% subsidiary in October 2001. (Excluding sales of the entertainment robot “AIBO” sold under contract to Sony Corp. during the previous year, sales of the SCN Group increased 20.7%.)

Regarding profit performance, for the year under review, an operating loss of 1,707 million yen was recorded, compared with an operating profit of 100 million yen in the year earlier period.

This was due to such factors as the impact of falling connection prices due to price competition; sales promotion costs for “So-net ADSL;” higher business outsourcing expenses related to increases in call center operators who respond to customer inquiries; increased personnel expenses for internal systems; and the influence of such things as increased costs at subsidiaries.

In addition, equity losses of 633 million yen were recorded for affiliated companies accounted for by the equity method, including Label Gate Co., Ltd., Skygate Co., Ltd.; and DeNA Co., Ltd.; compared with equity losses of 312 million yen in the previous year. This resulted in an ordinary loss of 2,559 million yen, compared with an ordinary loss of 244 million yen in the previous year. Furthermore, extraordinary depreciation of fixed assets of 60 million yen was recorded as an extraordinary loss, and minority interest in loss of consolidated subsidiaries amounted to 302 million yen, compared with 60 million yen in the previous year.

As a result, a net loss of 2,101 million yen was recorded during year under review, compared with a net loss of 499 million yen in the previous year.

Sales by Category

The year ended March 31, 2002

		Year ended March 31, 2001 (millions of yen)	Percentage of total (%)	Year ended March 31, 2002 (millions of yen)	Percentage of total (%)	Year-on-year change (%)
Operating revenue	Internet provider services	22,889	66.0	27,306	82.4	+19.3
	Internet- related services	3,577	10.3	5,242	15.8	+46.6
Merchandise sales		8,222	23.7	604	1.8	(92.7)
Total		34,688	100.0	33,151	100.0	(4.4)
Sales ex-AIBO, and year-on-year comparisons (see note)		27,474	—	33,151	—	+20.7

(note)	Sales of the entertainment robot “AIBO” sold to domestic customers under contract to Sony Corp. amounted to 7,214 million yen in the year ended March 31, 2001.

The three months ended March 31, 2002

		Three months ended March 31, 2001 (millions of yen)	Percentage of total (%)	Three months ended March 31, 2002 (millions of yen)	Percentage of total (%)	Year-on- year change (%)
Operating revenue	Internet provider services	5,908	83.2	7,603	84.4	+28.7
	Internet- related services	1,031	14.5	1,251	13.9	+21.4
Merchandise sales		161	2.3	156	1.7	(2.8)
Total		7,100	100.0	9,010	100.0	+26.9

«Operating revenue»

ISP services

In this category, the number of broadband Internet users with dedicated connections rapidly increased due to price competition among providers, especially for ADSL services. As of the end of March 2002, the number of broadband users had passed 2.3 million according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.

Among these, the number of So-net subscribers who used dedicated broadband connections such as “So-net ADSL” had reached approximately 250,000 in March 2002.

Also, the SCN Group began offering fixed-price high speed connection services over fiber optic access lines using the “B-Flets” service offered by NTT East and NTT West Companies. For “So-net ADSL” courses, the SCN Group worked to expand its subscriber base by offering a variety of services such as “Family Pack,” which utilizes two IDs, and “Student Discount Course,” which offers the largest discount of approximately 50%.

As a result, sales of ISP services for the year ended March 31, 2002 were 27,306 million yen, an increase of 19.3% compared with the previous year. Such sales accounted for 82.4% of total sales.

Internet-related services

In this category, as a major initiative, the SCN Group released “So-net Town,” a “communication and entertainment” contents service aimed at broadband users with dedicated connections. By offering a new style of communication where users have web “residences” from which they can exchange information with other residents, “So-net Town” has created a new business platform aimed at businesses, including e-commerce, marketing, and sales promotion capabilities.

Furthermore, the SCN Group is striving to offer video services such as music, movies, sports, shopping, and live broadcasts. “So-net Mega-Channel,” launched in February 2002, integrates Sony’s “Mega-Channel” and So-net video contents.

Also, the sales of 5 consolidated subsidiaries are included in this category (excluding sales of ISP services). As a result, compared with previous year, sales in this category increased 46.6% to 5,242 million yen, and such sales accounted for 15.8% of total sales.

«Merchandise sales»

In this category, PlayStation.Com (Japan) Inc. (hereinafter “PS.com”) established the PS.com shopping site “PlayStation.com@So-net,” which is operated by the SCN Group over the “So-net” homepage. In addition to sales of PlayStation 2 consoles and related goods, the two companies began sales of jointly planned original products.

Although there were contributions to this category from sales of ADSL modems for using “So-net ADSL” and “e-Mart,” a shopping portal site, sales of such items as PostPet-related goods and software declined, and sales of the entertainment robot “AIBO” sold under contract to Sony Corp. ended during the previous year. As a result, during the year ended March 31, 2002, merchandise sales decreased by 92.7%, to 604 million yen compared to the previous year (excluding “AIBO” sales, merchandise sales decreased by 40.2%). Such sales accounted for 1.8% of total sales.

Cash Flow

Cash and cash equivalents were 4,641 million yen at March 31, 2002, which was an increase of 4,157 million yen compared with the end of previous fiscal year. This was a result of such factors as a capital increase financed by Sony Corp. through the issuance by Sony Corp. of the Subsidiary Tracking Stock linked to the SCN Group.

<Cash flow from operating activities>

During the year ended March 31, 2002, regarding cash flows from operating activities, the SCN Group used 368 million yen, while during the year ended March 31, 2001, the SCN Group generated 79 million yen. This was due to such factors as the recording of a loss before income taxes of 2,554 million yen, compared with a loss of 113 million yen in previous year, and an increase in accounts receivable, trade of 314 million yen compared with 260 million yen in the previous year, although these factors were partially offset by such factors as an increase in accounts payable, trade of 590 million yen, compared with 153 million yen in the year earlier period. Also, included in the loss before income taxes was depreciation and extraordinary depreciation of fixed assets of 952 million yen and equity in net loss of affiliated companies of 633 million yen.

<Cash flow from investing activities>

During the year ended March 31, 2002, regarding cash flows from investing activities, the SCN Group used 3,127 million yen, while during the year ended March 31, 2001; the SCN Group used 1,503 million yen. This reflected expenditures of 1,496 million yen connected with the acquisition of WebOnline Networks, Ltd.; payment for the acquisition of intangible fixed assets such as systems for connection services, e-commerce, and web site development of 792 million yen; 203 million yen for acquisition of investment securities, including a 134 million-yen disbursement for the establishment of Sony Network Taiwan Ltd.; and payment for loan for affiliated companies of 394 million yen.

<Cash flow from financing activities>

During the year ended March 31, 2002, regarding cash flows from financing activities, the SCN Group generated 7,676 million yen, while during the year ended March 31, 2002; the SCN Group generated 1,636 million yen. This reflected a capital increase financed by Sony Corp. through the issuance by Sony Corp. of the Subsidiary Tracking Stock linked to the SCN Group which resulted in an increase in cash of 9,529 million yen. Of such amount, 1,872 million yen was used to repay short-term debt, including 1,472 million yen to repay short-term debt to Sony Corp.

For inquiries, please contact:
Sony Corp, IR Department
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001	Tel: (03) 5448-2180

Segment Information

<Operating segment information>

4th quarter ended March 31, 2002
Year ended March 31, 2002

The SCN Group is involved solely in network service-related operations; thus, as it operates a single business segment, information in this section has been omitted.

<Geographic segment information>

4th quarter ended March 31, 2002
Year ended March 31, 2002

Disclosures relating to geographic segment are not applicable because the group does not operate outside of Japan.

<Overseas sales>

4th quarter ended March 31, 2002
Year ended March 31, 2002

Because overseas sales accounted for less than 10 percent of overall sales, disclosures relating to overseas sales have been omitted.

Condensed Consolidated Statements of Income (Unaudited)

For the year ended March 31, 2002

					(Millions of yen)
	Year ended March 31
	2001		2002		Change
Sales		34,688		33,151	(4.4)%
Cost of sales		21,584		19,753
Gross profit		13,104		13,398
Selling, general and administrative expenses		13,004		15,105
Operating income (loss)		100		(1,707)	—%
Non-operating income		33		69
Non-operating expenses
Equity in net loss of affiliated companies	312		633
Other	64	376	287	920
Ordinary loss		244		2559	—%
Extraordinary gain
Gain from forgiveness of debt	416		—
Gain on issuances of stock by consolidated subsidiary and equity investee	110		97
Gain on sales of telephone rights	95		—
Reversal of allowance for bad debt	—	621	9	106
Extraordinary loss
Write-off of goodwill	400		—
Write-off of software development costs	77		—
Cancellation charge	13		—
Extraordinary depreciation of fixed assets	—		60
Loss on issuance of stock by equity investee	—		2
Devaluation of investments in other securities	—	490	39	101
Loss before income taxes		113		2,554	—%
Income tax current	562		104
Income tax deferred	(116)	446	(256)	(152)
Minority interest in loss of consolidated subsidiaries		60		302
Net loss		499		2,101	—%

For the three months ended March 31, 2002

					(Millions of yen)
	Three-months ended March 31
	2001		2002		Change
Sales		7,100		9,010	26.9%
Cost of sales		4,175		5,461
Gross profit		2,924		3,549
Selling, general and administrative expenses		2,890		3,901
Operating income (loss)		34		(351)	—%
Non-operating income		17		22
Non-operating expenses
Equity in net loss of affiliated companies	75		143
Other	12	87	227	369
Ordinary loss		36		698	—%
Extraordinary gain
Gain on issuances of stock by consolidated subsidiary and equity investee	110		—
Gain on sales of telephone rights	49		—
Reversal of allowance for bad debt	—	159	9	9
Extraordinary loss
Write-off of software development costs	77		—
Loss on issuance of stock by equity investee	—		2
Devaluation of investments in other securities	—	77	39	41
Income (loss) before income taxes		46		(731)	—%
Income tax current	159		29
Income tax deferred	(28)	131	(92)	(62)
Minority interest in loss of consolidated subsidiaries		22		74
Net loss		62		594	—%

Condensed Consolidated Balance Sheets (Unaudited)

			(Millions of yen)
	March 31 2001	March 31 2002	Change
ASSETS
Current assets	4,077	9,408	5,331

Cash and bank deposits	483	523	39
Notes and accounts receivable, trade	2,966	3,962	996
Inventories	177	64	(113)
Deposit in parent company	—	4,118	4,118
Deferred tax assets	188	401	213
Other	286	369	83
Allowance for bad debt	(23)	(28)	(5)
Noncurrent assets	3,409	4,789	1,380

Property, plant and equipment	603	456	(147)

Furniture and fixtures	403	325	(78)
Other	200	131	(69)
Intangible assets	1,359	2,724	1,364

Software	956	1,108	152
Goodwill	43	1,275	1,232
Other	360	341	(20)
Investments and other assets	1,446	1,609	163

Investments in affiliates and others	838	833	(5)
Deferred tax assets	167	222	55
Other	440	554	114

Total assets	7,486	14,197	6,711

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	4,673	5,460	787

Accounts payable, trade	1,152	1,963	812
Short-term borrowing from parent company	1,472	—	(1,472)
Current portion of long-term borrowing from parent company	—	1,200	1,200
Accrued expenses	1,291	1,693	403
Accrued income taxes	375	130	(245)
Accrued bonuses	176	242	66
Other	207	232	24
Long-term liabilities	2,080	869	(1,210)

Long-term borrowing from parent company	2,000	800	(1,200)
Accrued severance costs for employees	19	41	23
Accrued severance indemnities for directors	—	16	16
Other	61	12	(49)
Total liabilities	6,752	6,329	(423)

Minority interest	100	(213)	(314)

Common stock	481	5,246	4,765
Additional paid-in capital	—	4,765	4,765
Retained earnings (accumulated deficit)	156	(1,945)	(2,101)
Unrealized exchange gains (losses) of investment securities	(3)	16	19
Total stockholders’ equity	634	8,081	7,448

Total liabilities and stockholders’ equity	7,486	14,197	6,711

Consolidated statements of retained earnings and accumulated deficit (Unaudited)	(Millions of yen)
	Year ended March 31
	2001	2002
Retained earnings at beginning of year	655	156

Net loss	499	2,101

Retained earnings (accumulated deficit) at end of year	156	(1,945)

Consolidated Statements of Cash Flow (Unaudited)

		(Millions of yen)
	Year ended March 31
	2001	2002
I. Cash flows from operating activities
Loss before income taxes	(113)	(2,554)
Depreciation and amortization	768	892
Extraordinary depreciation of fixed assets	—	60
Write-off of goodwill	400	—
Amortization for goodwill	3	189
Gain on issuances of stock by consolidated subsidiary and equity investee	(110)	(97)
Loss on issuance of stock by equity investee	—	2
Gain from forgiveness of debt	(416)	—
Equity in net loss of affiliated companies	312	633
Devaluation of investments in other securities	—	39
Increase in accrued bonuses	57	38
Decrease in retirement allowance	(8)	—
Increase in accrued severance costs for employees	19	18
Increase in accrued severance indemnities for directors	—	16
Increase (decrease) in allowance for bad debt	8	(8)
Interest and dividend income	(6)	(8)
Interest expenses	19	8
Loss on disposal of tangible fixed assets	92	83
Gain on sales of tangible fixed assets	(95)	—
Loss on sales of tangible fixed assets	—	17
Increase in accounts receivable, trade	(260)	(314)
(Increase) decrease in inventories	(113)	120
(Increase) decrease in other current assets	(146)	54
Increase in accounts payable, trade	153	590
Increase in accrued expenses	252	260
Decrease in other current liabilities	(125)	(20)

Sub Total	693	16

Receipt of interest and dividends	6	8
Payments for interest	(19)	(8)
Payments for income taxes	(601)	(384)

Net cash provided by (used in) operating activities	79	(368)

		(Millions of yen)
	Year ended March 31
	2001	2002
II. Cash flows from investing activities
Payments for securities investment	(505)	(203)
Payments for acquisition of fixed assets	(406)	(124)
Proceeds from sales of fixed assets	2	3
Payments for acquisition of intangible assets	(766)	(792)
Proceeds from sales of intangible assets	223	1
Payments for deposits	(5)	(20)
Payments for long term prepaid expenses	(3)	(86)
Net cash increase (decrease) resulting from acquiring subsidiaries	9	(1,496)
Payments for acquisition of subsidiaries’ stock held by minority shareholders	(53)	(16)
Payments for loan	—	(394)

Net cash used in investing activities	(1,503)	(3,127)

III. Cash flows from financing activities
Increase (decrease) in short-term borrowing	1,401	(1,872)
Proceeds from issuances of stocks to minority shareholders	234	19
Proceeds from issuances of stocks	1	9,529

Net cash provided by financing activities	1,636	7,676

IV. Effect of exchange rate difference on cash and cash equivalents	—	—
V. Increase in cash and cash equivalents	212	4,181
VI. Cash and cash equivalents at beginning of year	221	483
VII. Cash and cash equivalents of newly consolidated subsidiary	50	—
VIII. Decrease in cash and cash equivalents resulting from deconsolidation	—	(24)

IX. Cash and cash equivalents at end of year	483	4,641

(Note)
1.	Consolidated financial statements of SCN Group are prepared based on the Generally Accepted Accounting Principles in Japan.

(For reference)

			(Millions of yen)
	Year ended March 31, 2001	Year ended March 31, 2002	Change (%)
Increase in fixed assets	438	161	(63.3)
Increase in intangible assets	892	963	8.0
Depreciation of fixed assets*	197	253	28.3
Amortization of intangible assets	556	676	21.5

R&D expenses	91	—	—

	Three-months ended March 31, 2001	Three-months ended March 31, 2002	Change (%)
Increase in fixed assets	57	33	(43.1)
Increase in intangible assets	230	239	3.7
Depreciation of fixed assets*	57	50	(11.1)
Amortization of intangible assets	148	173	17.1

R&D expenses	4	—	—

* Including extraordinary depreciation of fixed assets

Strategies and Outlook

Corporate strategy

Since starting Internet connection services under the name of “So-net” in January of 1996, the SCN Group has strived to build a new style of network services. The SCN Group offers various services including an optimal communications environment and uniquely appealing contents.

Going forward, the SCN Group will make maximum efforts to take advantage of the world of dedicated broadband connections and to offer an even broader range of services.

Basic strategy for distribution of earnings

The SCN Group wiped away during the year ended March 2000 its accumulated losses since its establishment. However, in order to strengthen the corporate foundation and in response to quickly expanding Internet markets, the SCN Group has aggressively developed its businesses, including the establishment of subsidiaries, corporate investment, and alliances.

Looking forward, it is expected that dedicated-line broadband Internet access will further spread. The SCN Group is working to manage its businesses by readying businesses that respond to these trends, by expanding cash flow, and by fully solidifying its financial base and retained earnings. For these reasons, for the time being, the SCN Group does not plan to distribute earnings to SCN shareholders.

Current challenges

a) ISP services

The SCN Group has offered as its primary service dial-up Internet connection services, but going forward, in addition to such services, the Group is working to strengthen its services by offering a variety of courses in response to a world of dedicated broadband connections focused on ADSL and FTTH, and to expand its call center staffing to respond to customer inquiries. Furthermore, the SCN Group is planning to increase its subscriber base by offering a range of services that take advantage of a mixture of Internet connections, such as making use of mobile and fiber optic connections, thus offering network services that are highly satisfying for subscribers.

Also, as the Internet continues to spread, it is necessary to recognize the extreme importance of measures that offer an environment secure against spam mail and viruses. Thus, the SCN Group is always striving to offer suitable services to its members.

b) Content, community, e-commerce

The SCN Group aims in the direction of abundant services that are useful and entertaining by integrating high quality content and community. The SCN Group intends to offer high-value added services and content that takes advantage of the dedicated-connection broadband environment. The SCN Group aims to increase its profitability by constructing a business model that integrates content, e-commerce, and advertising in a way that fully takes into account both profitability and page views.

c) Cooperating with the Sony Group

The SCN Group is working to cooperate on network devices and terminals offered by the Sony Group, “So-net” connection services, and a platform that includes payment and settlement systems and to develop the most secure technologies and services.

In the area of content, corresponding to the rise of an environment of dedicated broadband connections, the SCN Group is cooperating with Sony Music Entertainment (Japan) Inc., Sony Pictures Entertainment (Japan) Inc., and Sony Computer Entertainment Inc. (hereinafter, “SCEI”) to offer music, video, and games. Already, in the area of digital music distribution, the SCN Group offers a distribution platform through Label Gate Co., Ltd., an affiliated company. Also, in cooperation with SCEI, the SCN Group is working to offer PlayStation 2 broadband connection services and units, as well as services such as a portal site for PlayStation 2.

d) Investment

To offer a variety of appealing content and services, the SCN Group aims to carry out investments that entail their planning and development, whether internally, by subsidiaries, or by affiliated companies; their procurement and aggregation; and the acquisition of their distribution rights.

At the same time, the SCN Group is focusing on investing in content and services that take advantage of the era of dedicated broadband connections in line with a policy of “selection and concentration.” Furthermore, in regards to the multiplicity of network devices, the SCN Group intends to respond to the circumstances of its subscribers and access lines by offering an optimum connection environment.

Other topics

Sony Corporation listed Subsidiary Tracking Stocks (stock code: 6758-5) on the Tokyo Stock Exchange in June 2001, the value of which is linked to the SCN Group, and the SCN Group received long term capital for the purpose of increasing its enterprise value.

Furthermore, in order to expand its subscriber base, the SCN Group agreed with Justsystem Corporation on September 5, 2001 to acquire all the outstanding shares of WON on October 1, 2001 for 1,800 million yen. Subsequently, in connection with integrating WON’s business on January 22, 2002, the SCN Group signed a merger agreement with WON and on April 1, 2002, carried out the merger.

Regarding Compulsory Retirement of the subsidiary tracking stock or the compulsory conversion into common stock of the parent company (Sony Corporation)

At the present time, unless there are significant changes in the direction of the corporate strategy of the entire Sony Group or in the way that the SCN Group is defined within the Sony Group, or unless there are significant changes in a business environment which includes a variety of factors such as the growth of the SCN Group, there are no plans to carry out compulsory retirement or conversion into common stock three years after the issuance of the subsidiary tracking stock, that is to say, on June 20, 2004.

Forecast of Consolidated Results

Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2003, the SCN Group announces the following:

		(millions of yen)
Consolidated Results		Change from previous year
Sales	40,000	+20.7%
Operating income (loss)	(400)	—%
Ordinary income (loss)	(800)	—%
Net income (loss)	(1000)	—%

The above forecast takes into account the following factors:

•	At the end of the year ending March 31, 2003, there are expected to be 2.56 million So-net subscribers.
•	At the end of the year ending March 31, 2003, there are expected to be 500,000 and more subscribers to broadband courses including “So-net ADSL.”

Cautionary statement:

Statements made in this release with respect to Sony Communication Network’s (“SCN”) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

SONY	6-7-35 Kita-shinagawa
Shinagawa-ku Tokyo, 141-0001 Japan
News & Information

No: 02-032E
Date: July 24, 2002

Subsidiary Tracking Stock
Sony Communication Network Corporation
Financial Results For the First Quarter Ended June 30, 2002

Sony Communication Network Corporation (hereinafter, the “SCN Group”), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the first quarter ended June 30, 2002 (the period from April 1, 2002 to June 30, 2002).

Summary of Consolidated Results

The following is a summary of the SCN Group’s consolidated results for the first quarter ended June 30, 2002. These results are based on the generally accepted accounting standards of Japan.

Consolidated Results for the First Quarter

			(Millions of Yen)
	Quarter ended June 30
	2001	2002	Change (%)
Sales	¥7,534	¥9,656	28.2
Operating income (loss)	(414)	191	—
Ordinary income (loss)	(621)	122	—
Net income (loss)	(491)	(80)	—

Summary of Consolidated Operations

During the first quarter ended June 30, 2002, the outlook for the Japanese economy remained unclear as during the previous fiscal year, and signs of economic recovery could not be seen clearly.

In this economic environment, in the area of Internet services, although dedicated-line broadband connections continue to spread, demand for personal computers has fallen and on the whole, growth has slowed down. Furthermore, with price competition among providers of dedicated-line broadband connections intensifying, the transition from dial-up connections to dedicated-line broadband connections (ADSL, fiber optic, cable) is unambiguously occurring. In particular, the number of ADSL subscribers in Japan continues to expand and passed 3.3 million at the end of June 2002, according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.

Under these conditions, as of the end of the quarter under review, the number of So-net subscribers had increased by 580,000 over the year earlier period, to 2.27 million, of which 270,000, or 12%, were dedicated-line broadband subscribers.

1

As a result, due to factors such as the increase in subscribers and new businesses at consolidated subsidiaries, sales increased 28.2% during the quarter under review to 9,656 million yen.

Regarding profit performance, operating income of 191 million yen was recorded, compared with an operating loss of 414 million yen in the year earlier period. Business expansion costs such as personnel expenses for strengthening internal employees and call center outsourcing costs aimed at better responses to inquiries by existing and potential subscribers increased. However, overall profit performance improved due to higher numbers of subscribers, improved profitability at subsidiaries’ start-up businesses, and reductions in marketing and sales promotion costs.

Furthermore, because Skygate Co., Ltd. became a consolidated subsidiary from the quarter under review, there were only two affiliated companies accounted for by the equity method, compared with three in the year earlier period. During the quarter, equity losses of 88 million yen were recorded, compared with equity losses of 177 million yen in the year earlier period. As a result, ordinary income of 122 million yen was recorded, compared with a loss of 621 million yen.

Although deferred income taxes of 220 million yen were recorded, net income improved by 411 million yen over the year earlier period, and a net loss of 80 million yen was recorded, compared with a net loss of 491 million yen.

Sales by Category

		1st Quarter ended June 30, 2001 (millions of yen)	Percentage of total (%)	1st Quarter ended June 30, 2002 (millions of yen)	Percentage of total (%)	Year-on- year change (%)
Operating revenue	Internet provider services	6,194	82.2	8,117	84.1	+31.0
	Internet- related services	1,184	15.7	1,150	11.9	(2.9)
Merchandise sales		156	2.1	389	4.0	+149.6
Total		7,534	100.0	9,656	100.0	+28.2

«Operating revenue»

ISP services

In this category, the market environment has become one where responding to the spread of dedicated-line broadband connections is the top priority and where it is necessary to enrich basic services and increase service quality. Thus, the SCN Group has worked to respond with competitive pricing, including sales campaigns, and to augment its call centers in order to increase customer support and to offer such services as virus-checking and spam-blocking. Furthermore, in May, SCN began offering “So-net Hikari” through the FTTH network of Tokyo Electric Power Company, a new service that makes the Internet even more enjoyable.

As a result of these activities, and with the increase in subscribers, sales of ISP services for the quarter ended June 30, 2002 were 8,117 million yen, an increase of 31.0% compared with 1st quarter of the previous year. Such sales accounted for 84.1% of total sales.

Internet-related services

In this category, since the second half of the year ended March 31, 2002, the SCN Group has been carrying out a policy of “selection and concentration” of each of its contents and services. At the same time, the SCN Group regards contents aimed at the dedicated-line broadband world as an important area and during the quarter under review continued to make efforts in this area. With PostPet related sales (such as royalties) showing little growth during the quarter, sales in this category decreased 2.9% compared with 1st quarter of the previous year to 1,150 million yen, and such sales accounted for 11.9% of total sales.

2

«Merchandise sales»

In this category, there were contributions from sales of ADSL modems and PlayStation 2 broadband units, which went on sale in April. As a result, merchandise sales during the quarter under review increased by 149.6% to 389 million yen. Such sales accounted for 4.0% of total sales.

Cash Flow

Cash and cash equivalents were 4,123 million yen at the end of quarter ended June 30, 2002, which was a decrease of 518 million yen compared with the end of the year ended March 31, 2002, and a decrease of 3,779 million yen compared with the year earlier period. During the quarter under review, the SCN Group generated 65 million yen of cash from operating activities, used 143 million yen of cash in investing activities, and used 440 million yen of cash in financing activities.

<Cash flow from operating activities>

During the quarter ended June 30, 2002, regarding cash flows from operating activities, the SCN Group generated 65 million yen, while during the quarter ended June 30, 2001, the SCN Group used 182 million yen. This was due to such factors as the recording of net income before income taxes of 122 million yen; an increase in account payable, trade of 146 million yen, compared with 31 million yen in the year earlier period; and an increase in account receivable, trade of 157 million yen, compared with 217 million yen in the year earlier period. Also, included in the net income before income taxes was depreciation of 202 million yen and equity in net losses of affiliated companies of 88 million yen.

<Cash flow from investing activities>

During the quarter ended June 30, 2002, regarding cash flows from investing activities, the SCN Group used 143 million yen, while during the quarter ended June 30, 2001, the SCN Group used 451 million yen. This reflected such items as outlays of 151 million yen for acquisition of intangible assets such as connection service and e-commerce systems and homepage development.

<Cash flow from financing activities>

During the quarter ended June 30, 2002, regarding cash flows from financing activities, the SCN Group used 440 million yen, while during the quarter ended June 30, 2001, the SCN Group generated 8,076 million yen. This reflected the repayment of debt to Sony Corp.

For inquiries, please contact:
Sony Corp, IR Department
7-35, Kita-Shinagawa 6-chome Shinagawa-ku,	Tel:	(03) 5448-2180

3

Segment Information

<Operating segment information>

1st quarter ended June 30, 2002

The SCN Group is involved solely in network service-related operations; thus, as it operates a single business segment, information in this section has been omitted.

<Geographic segment information>

1st quarter ended June 30, 2002

Disclosures relating to geographic segment are not applicable because the group does not operate outside of Japan.

<Overseas sales>

1st quarter ended June 30, 2002

Because overseas sales accounted for less than 10 percent of overall sales, disclosures relating to overseas sales have been omitted.

4

Condensed Consolidated Statements of Income (Unaudited)

For the three months ended June 30, 2002

				(Millions of yen)
	Three-months ended June 30
	2001		2002		Change
Sales		7,534		9,656	28.2%
Cost of sales		4,472		5,698
Gross profit		3,062		3,958
Selling, general and administrative expenses		3,477		3,767
Operating income (loss)		(414)		191	—%
Non-operating income		15		30
Non-operating expenses
Equity in net loss of affiliated companies	177		88
Other	45	222	10	99
Ordinary income (loss)		(621)		122	—%
Extraordinary gain
Gain on issuances of stock by consolidated subsidiary and equity investee		19	—
Net income (loss) before income taxes		(602)		122	—%
Income tax current	1		4
Income tax deferred	(47)	(47)	220	224
Minority interest loss		65		22
Net income (loss)		(491)		(80)	—%

5

Condensed Consolidated Balance Sheets (Unaudited)

			(Millions of yen)
	June 30 2001	March 31 2002	June 30 2002
ASSETS
Current asset	11,627	9,408	8,965

Cash and bank deposit	357	523	415
Notes and account receivable, trade	3,179	3,962	4,144
Inventories	113	64	77
Deposit in parent company	7,545	4,118	3,708
Deferred tax assets	217	401	182
Other	239	369	470
Allowance for bad debt	(23)	(28)	(30)
Noncurrent asset	3,366	4,789	4,773

Property, plant and equipment	598	456	423

Intangible assets	1,264	2,724	2,789

Software	914	1,108	1,079
Goodwill	41	1,275	1,337
Other	308	341	373
Investment and other assets	1,504	1,609	1,561

Investment in affiliates and others	888	833	786
Deferred tax assets	177	222	231
Other	439	554	544

Total assets	14,993	14,197	13,738

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	3,552	5,460	5,411

Account payable, trade	1,182	1,963	2,114
Current portion of long-term borrowing from parent company	300	1,200	1,200
Accrued expense	1,902	1,693	1,727
Other	168	603	369
Long-term liabilities	1,723	869	574

Long-term borrowing from parent company	1,700	800	500
Other	23	69	74

Total liabilities	5,275	6,329	5,985

Minority interest	35	(213)	(236)

Common stock	5,246	5,246	5,246
Additional paid-in capital	4,765	4,765	4,765
Retained earnings (accumulated losses)	(335)	(1,945)	(2,025)
Unrealized exchange gains (losses) of investment securities	8	16	3

Total stockholders’ equity	9,683	8,081	7,989

Total liabilities and stockholders’ equity	14,993	14,197	13,738

6

Consolidated Statements of Cash Flow (Unaudited)

		(Millions of yen)
	Three-months ended June 30
	2001	2002
I. Cash flows from operating activities
Net Income (loss) before income taxes	(602)	122
Depreciation and amortization	209	202
Amortization for goodwill	2	78
Equity in net losses of affiliated companies	177	88
Gain on issuances of stock by consolidated subsidiary and equity investee	(19)	—
Decrease in accrued bonuses	(122)	(184)
Increase in accrued severance costs for employees	1	6
Increase in accrued severance indemnities for directors	1	1
Increase (decrease) in allowance for bad debt	(0)	2
Interest income	(0)	(1)
Interest expenses	3	2
Loss on disposal of tangible fixed assets	2	6
Loss on sales of tangible fixed assets	1	—
Increase in account receivable, trade	(217)	(157)
(Increase) decrease in inventories	64	(13)
(Increase) decrease in other current assets	72	(135)
Increase in accounts payable, trade	31	146
Increase in accrued expenses	631	14
Increase (decrease) in other current liabilities	(48)	16

Sub Total	185	194

Receipt of interest	0	1
Payments for interest	(3)	(2)
Payments for income taxes	(365)	(128)

Net cash provided by (used in) operating activities	(182)	65

II. Cash flows from investing activities
Payment for securities investment	(154)	—
Payment for acquisition of fixed assets	(54)	(17)
Proceeds from sales of fixed assets	0	6
Payment for acquisition of intangible assets	(197)	(151)
Proceeds from sales of intangible assets	—	20
Payment for deposits	(0)	—
Proceeds from deposits	—	42
Net cash increase resulting from acquiring subsidiaries	—	30
Payments for loan	(46)	(73)

Net cash provided by (used in) investing activities	(451)	(143)

7

		(Millions of yen)
	Three-months ended June 30
	2001	2002
III. Cash flows from financing activities
Decrease in short-term borrowing	(1,472)	(140)
Payments of long term debt	—	(300)
Proceeds from issuances of stock to minority shareholders	19	—
Proceeds from issuances of stocks	9,529	—

Net cash provided by (used in) financing activities	8,076	(440)

IV. Effect of exchange rate difference on cash and cash equivalents	—	—
V. Increase (decrease) in cash and cash equivalents	7,442	(518)
VI. Cash and cash equivalents at beginning of year	483	4,641
VII. Decrease in cash and cash equivalents resulting from deconsolidation	(24)	—

VIII. Cash and cash equivalents at end of the period	7,902	4,123

(Notes)

1.	As of 3June 30, 2002, there were 5 consolidated subsidiaries and 2 affiliated companies accounted for by the equity method.
2.	Financial statements of SCN Group are based on the standards conforming with Generally Accepted Accounting Principles in Japan.

(For reference)

			(millions of yen)
	Three-months ended June 30, 2001	Three-months ended June 30, 2002	Change (%)
Increase in fixed assets	42	6	(85.0)
Increase in intangible assets	177	187	5.9
Depreciation of fixed assets*	43	32	(26.7)
Amortization of intangible assets	164	160	(2.5)

8

Forecast of Consolidated Results

Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2003, on April 25, 2002, the SCN Group announced the following:

		(millions of yen)
Consolidated Results		Change from previous year
Sales	40,000	+20.7%
Operating income (loss)	(400)	—%
Ordinary income (loss)	(800)	—%
Net income (loss)	(1000)	—%

(For reference)

		(millions of yen)
Consolidated Results for the year ending March 31, 2002:		Change from previous year
Sales	33,151	(4.4%)
Operating income (loss)	(1,707)	—%
Ordinary income (loss)	(2,559)	—%
Net income (loss)	(2,101)	—%

Cautionary statement:

Statements made in this release with respect to Sony Communication Network’s (“SCN”) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

9

SONY	6-7-35 Kita-shinagawa
Shinagawa-ku Tokyo, 141-0001 Japan
News & Information

No: 02-048E
Date: October 25, 2002

Subsidiary Tracking Stock
Sony Communication Network Corporation
Financial Results For the Second Quarter
and the Six-Month Period Ended September 30, 2002

Sony Communication Network Corporation (hereinafter, the “SCN Group”), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for both the second quarter ended September 30, 2002 (the period from July 1, 2002 to September 30, 2002) and the six-month period ended September 30, 2002 (the period from April 1, 2002 to September 30, 2002).

Summary of Consolidated Results

The following is a summary of the SCN Group’s consolidated results for both the second quarter and the six-month period ended September 30, 2002. These results are based on the generally accepted accounting standards of Japan.

Consolidated Results for the Second Quarter

			(Millions of Yen)
	Quarter ended September 30
	2001	2002	Change (%)
Sales	¥7,982	¥9,719	21.8
Operating income (loss)	(423)	706	—
Ordinary income (loss)	(552)	591	—
Net income (loss)	(558)	155	—

Consolidated Results for the Six-Month Period

		(Millions of Yen)
	Six months ended September 30
	2001	2002	Change (%)
Sales	¥15,516	¥19,375	24.9
Operating income (loss)	(837)	896	—
Ordinary income (loss)	(1,174)	713	—
Net income (loss)	(1,049)	76	—

1

Summary of Consolidated Operations     (July 1, 2002 to September 30, 2002)

During the second quarter ended September 30, 2002, the Japanese economy was buffeted by uncertain factors including anxiety concerning the U.S. economic outlook and deflationary pressures, as well as continuing downward tendencies in global consumption and investment triggered by depressed stock markets.

In this economic environment, in the area of Internet services, dedicated-line broadband services, and in particular ADSL, continued to spread. As of the end of September, the number of ADSL subscribers in Japan had passed 4.2 million according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications, and this strong market is seen to be continuing for the time being.

In this business environment, the SCN Group is working both to enrich its services aimed at dedicated-line high-speed connections and to strengthen its content services aimed at broadband environments. At the same time, the SCN Group is moving forward with the establishment of subsidiary and related company businesses. The SCN Group has also moved to strengthen cooperation with the Sony Group in regards to the Ubiquitous Value Network which Sony Corp. is working towards.

As a result, sales during the quarter under review were 9,719 million yen, an increase of 21.8% over the year earlier period. Furthermore, with the completion of last year’s acquisition and the increase in subscribers to broadband services, centered around “So-net ADSL,” the number of So-net subscribers increased by 540,000 over the year earlier period, to 2.29 million. Of those, 320,000 were broadband subscribers, an increase of 270,000 over the year earlier period.

Regarding profit performance, operating income of 706 million yen was recorded, compared with an operating loss of 423 million yen in the year earlier period. Although this was negatively impacted by factors such as increases in outsourcing costs connected with the strengthening of customer support call centers and the amortization of goodwill related to acquisition, , the SCN Group worked to control expenses for marketing and sales promotion activities, and the SCN Group implemented reductions in other fixed costs compared to the previous year. Furthermore, the SCN Group worked to improve profitability connected with subsidiary start-ups.

Also, equity losses of 117 million yen were recorded for affiliated companies accounted for by the equity method, including DeNA Co., Ltd. and Label Gate Co., Ltd. Ordinary income of 591 million yen was recorded, compared with an ordinary loss of 552 million yen in the year earlier period. With current and deferred income taxes of 427 million yen being recorded, net income for the quarter under review was 155 million yen, compared with a net loss of 558 million yen in the year earlier period.

2

Sales by Category

The second quarter ended September 30, 2002

		2nd Quarter ended September 30, 2001 (millions of yen)	Percentage of total (%)	2nd Quarter ended September 30, 2002 (millions of yen)	Percentage of total (%)	Year-on- year change (%)
Operating revenue	Internet provider services	6,329	79.3	8,146	83.8	+28.7
	Internet- related services	1,488	18.6	1,339	13.8	(10.0)
Merchandise sales		166	2.1	233	2.4	+41.0
Total		7,982	100.0	9,719	100.0	+21.8

The six-month period ended September 30, 2002

		Six-months ended September 30, 2001 (millions of yen)	Percentage of total (%)	Six-months ended September 30, 2002 (millions of yen)	Percentage of total (%)	Year-on- year change (%)
Operating revenue	Internet provider services	12,517	80.7	16,263	83.9	+29.9
	Internet- related services	2,769	17.8	2,490	12.9	(10.1)
Merchandise sales		230	1.5	622	3.2	+170.2
Total		15,516	100.0	19,375	100.0	+24.9

«Operating revenue»

ISP services

In this category, the transition from dial-up connection services to dedicated-line broadband services centered around ADSL has been rapidly progressing, and the competition to attract subscribers has been intense. Thus, the SCN Group has developed the ADSL 12M service, has offered a competitive price through new subscriber campaigns and has worked to enrich the basic service through such features as virus checking. At the same time, the SCN Group has strived to reinforce its call centers in order to strengthen customer support.

As a result of these activities, sales of ISP services for the quarter ended September 30, 2002 were 8,146 million yen, an increase of 28.7% compared with year earlier period. Such sales accounted for 83.8% of total sales.

Internet-related services

In this category, although content subscription fees and the sales of subsidiaries increased, compared to the year earlier period, sales stemming from the construction of authentication and settlement systems as well as content sales related to “PostPet” decreased. As a result, sales in this category decreased 10.0% compared with year earlier period to 1,339 million yen. Such sales accounted for 13.8% of total sales.

3

«Merchandise sales»

In this category, there were contributions from sales of ADSL modems and PlayStation 2 broadband units, as well as related outsourced goods for the Japanese market. During the quarter under review sales in this category increased by 41.0% to 233 million yen. Such sales accounted for 2.4% of total sales.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

The SCN Group includes the following five subsidiaries: Skygate, Co., Ltd., So-net Sports.com Corp., So-net Be Media Corp., So-net M3 Inc., and Drivegate Inc., and two affiliated companies accounted for by the equity method: DeNA Co., Ltd., and Label Gate Co., Ltd. During the quarter under review, equity in net losses of affiliated companies of 117 million yen was recorded, compared with 134 million yen in the year earlier period.

Furthermore, during the quarter under review, So-net M3 Inc. absorbed its accumulated deficit from its establishment. The other six companies continued to record operating losses as in the first quarter, but thanks to sales increases and improving profitability, the losses were becoming smaller.

Cash Flow

Cash and cash equivalents were 4,442 million yen at the end of the six-month period ended September 30, 2002, which was a decrease of 2,609 million yen compared with the end of the year earlier period. During the six-month period under review, the SCN Group generated 928 million yen of cash from operating activities, used 387 million yen of cash in investing activities, and used 740 million yen of cash in financing activities.

<Cash flow from operating activities>

During the six-month period ended September 30, 2002, regarding cash flows from operating activities, the SCN Group generated 928 million yen, dramatically being improved compared to that the SCN Group used 609 million yen during the year earlier period. This was due to such factors as the recording of net income before income taxes of 713 million yen, compared with a loss of 1,215 million yen in the year earlier period; an increase in account receivable, trade of only 57 million yen, compared with an increase of 519 million yen in the year earlier period; while accounts payable, trade increased by only 130 million yen, compared with an increase of 477 million yen in the year earlier period and accrued expenses decreased by 533 million yen, compared with an increase of 124 million yen in the year earlier period

<Cash flow from investing activities>

During the six-month period ended September 30, 2002, regarding cash flows from investing activities, the SCN Group used 387 million yen, while during the six-month period ended September 30, 2001, the SCN Group used 876 million yen. This reflected such items as outlays of 365 million yen for acquisition of intangible assets such as connection services, and e-commerce systems.

<Cash flow from financing activities>

During the six-month period ended September 30, 2002, regarding cash flows from financing activities, the SCN Group used 740 million yen, while during the six-month period ended September 30, 2001, the SCN Group generated 8,076 million yen. This reflected the repayment of short and long-term debt to Sony Corp.

For inquiries, please contact:
Sony Corp, IR Department
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001	Tel: (03) 5448-2180

4

Segment Information

<Operating segment information>

Second quarter ended September 30, 2002
Six-month period ended September 30, 2002

The SCN Group is involved solely in network service-related operations; thus, as it operates a single business segment, information in this section has been omitted.

<Geographic segment information>

Second quarter ended September 30, 2002
Six-month period ended September 30, 2002

Disclosures relating to geographic segment are not applicable because the group does not operate outside of Japan.

<Overseas sales>

Second quarter ended September 30, 2002
Six-month period ended September 30, 2002

Because overseas sales accounted for less than 10 percent of overall sales, disclosures relating to overseas sales have been omitted.

5

Condensed Consolidated Statements of Income (Unaudited)

For the three months ended September 30, 2002

					(Millions of yen)
	Three-months ended September 30
	2001		2002		Change
Sales		7,982		9,719	21.8%
Cost of sales		4,859		5,563
Gross profit		3,122		4,156
Selling, general and administrative expenses		3,546		3,451
Operating income (loss)		(423)		706	—%
Non-operating income		16		13
Non-operating expenses
Equity in net loss of affiliated companies	134		117
Other	11	145	11	128
Ordinary income (loss)		(552)		591	—%
Extraordinary gain
Gain on issuances of stock by equity investee		—		0
Extraordinary loss
Extraordinary depreciation of fixed assets		60		—
Net income (loss) before income taxes		(612)		591	—%
Income tax current	147		368
Income tax deferred	(192)	(45)	59	427
Minority interest loss		(9)		8
Net income (loss)		(558)		155	—%

For the six-months ended September 30, 2002

					(Millions of yen)
	Six-months ended September 30
	2001		2002		Change
Sales		15,516		19,375	24.9%
Cost of sales		9,331		11,260
Gross profit		6,185		8,114
Selling, general and administrative expenses		7,022		7,218
Operating income (loss)		(837)		896	—%
Non-operating income		29		43
Non-operating expenses
Equity in net loss of affiliated companies	312		205
Other	54	365	21	227
Ordinary income (loss)		(1,174)		713	—%
Extraordinary gain
Gain on issuances of stock by consolidated subsidiary and equity investee		19		0
Extraordinary loss
Extraordinary depreciation of fixed assets		60		—
Net income (loss) before income taxes		(1,215)		713	—%
Income tax current	148		372
Income tax deferred	(240)	(92)	279	651
Minority interest loss		(74)		(14)
Net income (loss)		(1,049)		76	—%

6

Condensed Consolidated Balance Sheets (Unaudited)

			(Millions of yen)
	September 30 2001	March 31 2002	September 30 2002
ASSETS
Current asset	11,323	9,408	9,094

Cash and bank deposit	318	523	384
Notes and account receivable, trade	3,481	3,962	4,044
Inventories	113	64	121
Deposit in parent company	6,733	4,118	4,057
Other	705	770	515
Allowance for bad debt	(28)	(28)	(28)
Noncurrent asset	3,427	4,789	4,535

Property, plant and equipment	518	456	406

Furniture and fixtures	369	325	279
Other	149	131	127
Intangible assets	1,416	2,724	2,674

Software	981	1,108	1,118
Goodwill	39	1,275	1,259
Other	395	341	296
Investment and other assets	1,494	1,609	1,455

Investment in affiliates and others	809	833	756
Other	685	776	700

Total assets	14,750	14,197	13,629

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	4,182	5,460	5,439

Account payable, trade	1,628	1,963	2,098
Current portion of long-term borrowing from parent company	600	1,200	1,200
Accrued expense	1,396	1,693	1,180
Accrued income taxes	158	130	374
Accrued bonuses	213	242	225
Other	188	232	363
Long-term liabilities	1,430	869	275

Long-term borrowing from parent company	1,400	800	200
Accrued severance cost for employees	24	41	53
Accrued severance indemnities for directors	5	16	21
Other	1	12	—
Total liabilities	5,612	6,329	5,714

Minority interest	27	(213)	(227)

Common stock	5,246	5,246	5,246
Additional paid-in capital	4,765	4,765	4,765
Retained earnings (accumulated losses)	(893)	(1,945)	(1,869)
Unrealized exchange gains (losses) of investment securities	(7)	16	2

Total stockholders’ equity	9,111	8,081	8,143

Total liabilities and stockholders’ equity	14,750	14,197	13,629

7

Consolidated Statements of Additional Paid-in Capital and Retained Earnings and Accumulated Losses (Unaudited)

		(millions of yen)
Item	Six-months ended September 30, 2001	Six-months ended September 30, 2002
Additional Paid-in Capital
Balance at the beginning of year	—	4,765
Increase
New share issuance	4,765	—

Balance at the end of year	4,765	4,765

Retained Earnings (Accumulated Losses)
Balance at the beginning of year	156	(1,945)
Increase
Net Income (Loss)	(1,049)	76

Balance at the end of year	(893)	(1,869)

8

Consolidated Statements of Cash Flow (Unaudited)

		(Millions of yen)
	Six-months ended September 30
	2001	2002
I. Cash flows from operating activities
Net Income (loss) before income taxes	(1,215)	713
Depreciation and amortization	426	402
Extraordinary depreciation of fixed assets	60	—
Amortization for goodwill	5	156
Equity in net losses of affiliated companies	312	205
Gain on issuances of stock by consolidated subsidiary and equity investee	(19)	(0)
Increase (decrease) in accrued bonuses	37	(17)
Increase in accrued severance costs for employees	5	12
Increase in accrued severance indemnities for directors	5	5
Increase (decrease) in allowance for bad debt	5	(0)
Interest income	(1)	(2)
Interest expenses	4	4
Loss on disposal of tangible fixed assets	2	13
Loss on sales of tangible fixed assets	1	—
Increase in account receivable, trade	(519)	(57)
(Increase) decrease in inventories	63	(57)
(Increase) decrease in other current assets	30	(61)
Increase in accounts payable, trade	477	130
Increase (decrease) in accrued expenses	124	(533)
Increase (decrease) in other current liabilities	(44)	147

Sub Total	(241)	1,059

Receipt of interest	1	2
Payments for interest	(4)	(4)
Payments for income taxes	(364)	(128)

Net cash provided by (used in) operating activities	(609)	928

II. Cash flows from investing activities
Payment for securities investment	(154)	(16)
Payment for acquisition of fixed assets	(70)	(29)
Proceeds from sales of fixed assets	2	6
Payment for acquisition of intangible assets	(452)	(365)
Proceeds from sales of intangible assets	1	20
Payment for deposits	(0)	—
Proceeds from deposits	—	101
Payments for long term prepaid expenses	(20)	—
Net cash increase resulting from acquiring subsidiary	—	30
Payments for loan	(183)	(134)

Net cash used in investing activities	(876)	(387)

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		(millions of yen)
	Six-months ended September 30
	2001	2002
III. Cash flows from financing activities
Decrease in short-term borrowing	(1,472)	(140)
Payments of long term debt	—	(600)
Proceeds from issuances of stock to minority shareholders	19	—
Proceeds from issuances of stocks	9,529	—

Net cash provided by (used in) financing activities	8,076	(740)

IV. Effect of exchange rate difference on cash and cash equivalents	—	—
V. Increase (decrease) in cash and cash equivalents	6,592	(199)
VI. Cash and cash equivalents at beginning of year	483	4,641
VII. Decrease in cash and cash equivalents resulting from deconsolidation	(24)	—

VIII. Cash and cash equivalents at end of the period	7,051	4,442

(Note)
Financial statements of the SCN Group are based on the standards conforming with the Generally Accepted Accounting Principles in Japan.

(For reference)

			(millions of yen)
	Three-months ended September 30, 2001	Three-months ended September 30, 2002	Change (%)

Increase in fixed assets	27	16	(40.0)
Increase in intangible assets	322	126	(61.0)
Depreciation of fixed assets*	106	33	(69.0)
Amortization of intangible assets	168	156	(6.7)

R&D expenses	—	—	—

	Six-months ended September 30, 2001	Six-months ended September 30, 2002	Change (%)

Increase in fixed assets	69	23	(67.3)
Increase in intangible assets	499	313	(37.3)
Depreciation of fixed assets*	149	65	(56.7)
Amortization of intangible assets	331	316	(4.6)

R&D expenses	—	—	—

*Including extraordinary depreciation of fixed assets

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Strategy and Outlook

Review of the first half and areas of focus for the second half

During the current fiscal year, the SCN Group is working to fully offer services in response to the trend towards dedicated-line broadband, including basic connection services, value-added connection services and contents. Also, the SCN Group aims to focus on strengthening subsidiaries and related companies and on reinforcing cooperation with the Sony Group.

During the six-month period under review, the SCN Group steadily prepared to implement measures towards each of these goals.

The SCN Group offered services for ADSL 12M and FTTH, offered virus checking and e-mail blocking, and upgraded capacity and homepage functionality.

In content related areas, the SCN Group released PostPet Version 3 Beta edition and “Monchat” instant messenger. The SCN Group also carried out broadband content production including “Happy Store” Internet radio and Ken Hirai Live Internet.

In the area of cooperation with the Sony Group, the SCN Group was selling the PlayStation 2 broadband unit and offered a connection environment for it.

Furthermore, in regards to subsidiaries and related companies, the SCN Group worked to steadily increase sales and improve profitability. However, market trends have shown a more-than-expected intensification of competition, and the battle to acquire new members has been tough.

During the second half of the year ending March 31, 2003, the SCN Group will work to use the results of the first half as a basis for efforts that emphasize the acquisition of members.

Parent company aims regarding the conversion of subsidiary tracking stock

For the present time, as long as there are no major changes in the business environment, including various factors such as the business strategy and direction of the whole Sony Group, how the SCN Group is defined within the Sony Group, and the growth course of the SCN Group, from the issuance of the tracking stock for a period of three years, in other words, until June 20, 2004, there are no immediate plans for the full absorption of the subsidiary tracking stock or the full conversion to regular shares.

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Forecast of Consolidated Results

Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2003, there have not been any changes to the figures announced on April 25, 2002. For reference, that forecast was as follows:

		(millions of yen)
Consolidated Results		Change from previous year
Sales	40,000	+20.7%
Operating income (loss)	(400)	—%
Ordinary income (loss)	(800)	—%
Net income (loss)	(1000)	—%

(For reference)

		(millions of yen)
Consolidated Results for the year ending March 31, 2002:		Change from previous year
Sales	33,151	(4.4%)
Operating income (loss)	(1,707)	—%
Ordinary income (loss)	(2,559)	—%
Net income (loss)	(2,101)	—%

Cautionary statement:

Statements made in this release with respect to Sony Communication Network’s (“SCN”) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

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